Exhibit 99.1

Solmate (Nasdaq: SLMT) Announces Term Sheet to Acquire RockawayX, Creating Institutional Crypto Giant with Over $2 Billion in Combined AUM and Third-party Stake

Strategic Combination would Combine Solmate’s Capital Markets Access with RockawayX’s Expertise in Infrastructure, Liquidity and Asset Management

ABU DHABI, UAE – December 4, 2025 - Solmate Infrastructure (“Solmate”) (Brera Holdings PLC, NASDAQ: SLMT), the Solana infrastructure company with a strategic focus on Abu Dhabi, today announced the signing of a non-binding term sheet for a business combination with RockawayX. This would mark a transformation from a passive digital asset treasury to an integrated infrastructure, liquidity and asset management business.

Transaction Highlights

●	Solmate would purchase all of the equity of RockawayX in an all-stock transaction, forming a crypto enterprise that integrates infrastructure, liquidity and asset management under one unified entity

●	The combined entity would continue to trade under the ticker SLMT on the Nasdaq

●	Marco Santori continues as Solmate CEO, overseeing the unified infrastructure and treasury strategy

●	Viktor Fischer would continue as CEO of the RockawayX subsidiary and would become Executive Chairman of Solmate upon closing

●	Jakub Havrlant, the CEO and founder of Rockaway Capital would join Solmate’s board

●	Transaction expected to close in the first half of 2026, subject to the execution of final binding documents, customary regulatory and shareholder approvals, and satisfaction of closing conditions

Infrastructure for Staking and High Frequency Trading

In November, Solmate partnered with RockawayX to launch performant Solana infrastructure in the UAE, a significant achievement that gives regional investors the ability to stake their assets locally for the first time. For exchanges, traders, and market makers, proximity to this infrastructure unlocks critical performance advantages: reduced latency, improved execution, and a meaningful edge in markets where milliseconds matter. As the combined entity’s staked treasury grows, so would its ability to land transactions for high-frequency traders - all in addition to generating staking yield. These services command premium pricing in traditional markets. Solmate’s and RockawayX’s infrastructure would provide these same services, not only for trading, but for everyday on-chain transactions like consumer payments as well.

Liquidity: Market Making and Lending

RockawayX is a leading on-chain liquidity provider and market maker, extending the working capital that powers many of DeFi’s most used and most profitable protocols and applications. RockawayX also operates one of the few scaled “solver” divisions in the industry, settling large transaction volumes for top cross-chain bridges, including Wormhole and Debridge. The new enterprise plans to accelerate RockawayX’s on-chain execution and market making efforts in advancement of Solana’s Internet Capital Markets thesis. RockawayX also runs a market-neutral private credit fund, which lends capital to market participants ranging from market makers to Defi protocols. Solmate expects to rely on this expertise to generate yield on Solmate’s treasury beyond mere staking.

Asset Management

RockawayX has been an early-stage investor in digital asset infrastructure since 2018. Some examples include early investments in Kamino, Morpho, Exponent, and OnRe - protocols that have become foundational to modern DeFi. These investments aim to capture the asymmetric upside of the growing digital asset industry across infrastructure, stablecoins, decentralized finance and consumer applications. Solmate plans to continue to make strategic investments, including in early-stage companies and blockchain protocols, and will maintain a “builders” ethos: join the founders in the trenches not only as investors but also users of their products.

RockawayX operates two venture capital funds (“Fund I” and “Fund II”) as well as a credit fund (the “Credit Fund”). As of September 30, 2025, the approximate value of assets under management of Fund I and Fund II were $771 million and $162 million, respectively. The Credit Fund’s approximate assets under management were $103 million as of October 31, 2025. Included in the approximately $1.1 billion of assets staked to RockawayX validators are approximately $107 million from Fund I. In connection with the contemplated transaction, current RockawayX founders and certain individual members of RockawayX management are expected to retain the rights to future carried interest payments related to Fund I.

Tailwinds and Synergy

The combination benefits from significant macro tailwinds. Solana processed over 1 billion transactions in 2024, with total value locked exceeding $8 billion across DeFi protocols alone. Much of this volume was in tokenized stocks and other tokenized financial assets like treasuries and commodity futures. As institutional adoption accelerates, the demand for reliable, low-latency validation services and transaction ordering is expected to grow exponentially.

“RockawayX’s business lines would grow Solmate’s treasury and Solmate’s treasury would grow RockawayX’s business lines,” said Marco Santori, Solmate CEO. “Some call it synergy to combine them. We call it the Infrastructure Flywheel™. Look at the big picture,” he continued, “the new Solmate is going to tackle a global blockchain infrastructure market that topped $20 billion in 2024. It could grow to over $390 billion by 2032, representing a sustained CAGR of 43.6%.1 This is a big prize. Viktor and I want to win it. Doing so will require a big treasury, a lot of hardware, and low-latency connectivity. This term sheet marks an important step toward bringing them all together.”

“As an early investor in Solana and the largest PIPE investor in Solmate, we’ve had conviction in both the network and this strategy from day one,” said Viktor Fischer, CEO of RockawayX. “We designed our firm based on what blockchain projects need to scale and grow: capital, infrastructure, and liquidity. Alongside Marco and Solmate, we will leverage this expertise to power the Internet Capital Markets thesis and make the UAE the global hub of on-chain finance.”

The UAE: The Capital of On-chain Finance

The planned transaction further cements Abu Dhabi’s position as a global center for blockchain infrastructure and digital asset innovation. The UAE’s strategic geographic location creates natural latency advantages for transaction ordering services targeting institutional participants across three continents. The region’s concentration of sovereign wealth and institutional capital provides unparalleled access to balance sheet funding for continued treasury growth, while the government’s explicit support for digital transformation initiatives reduces regulatory uncertainty that has constrained competitors in other jurisdictions. Through the combined entity’s bare-metal validator operations and expanding co-location capabilities, Solmate expects to establish Abu Dhabi as the premier staking and transaction hub for the Solana ecosystem globally.

As a strategic partner of Abu Dhabi Finance Week (December 8-11, 2025), Solmate’s commitment to the region extends beyond infrastructure deployment. Solmate CEO Marco Santori and RockawayX CEO Viktor Fischer will deliver a joint keynote address on December 10, 2025, outlining the company’s vision for Abu Dhabi’s role in the future of institutional digital asset infrastructure and transaction ordering.

[1]	https://www.fortunebusinessinsights.com/industry-reports/blockchain-market-100072

About Solmate Infrastructure

Solmate Infrastructure, the new operating name of Brera Holdings PLC (NASDAQ: SLMT), is a company building institutional-grade Solana staking, validation, and treasury infrastructure with a strategic focus on Abu Dhabi. Backed by ARK Invest, RockawayX, Pulsar Group, and leading UAE investors, Solmate is deploying capital and hardware to drive Solana adoption across the Middle East and beyond. It will continue to operate Brera’s multi-club football team model. For more information visit www.solmate.com.

About RockawayX

RockawayX is a global digital asset firm operating across three divisions: 1) infrastructure, 2) liquidity and 3) asset management. RockawayX Infrastructure runs bare-metal hardware blockchain nodes and validators that the firm owns and operates, and develops bespoke software and hardware solutions for transaction ordering. RockawayX Liquidity generates yield on-chain by lending capital to DeFi protocols and applications. It also operates market making and solver divisions that power major cross-chain settlement layers. RockawayX Asset Management invests in early stage infrastructure businesses and DeFi protocols forming the foundation of the new on-chain financial system. RockawayX is part of the Rockaway Capital group, an asset manager operating several open-ended investment funds in Private Equity and Tech. Rockaway Capital will remain in control of the existing RockawayX Venture Funds.

FORWARD-LOOKING STATEMENTS AND NON-BINDING TERM SHEET

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “would,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including statements relating to the expected timing of the potential acquisition of RockawayX by Solmate, plans and strategies to build infrastructure in the Middle East, Solmate’s plans for value creation and strategic advantages, strategies for and execution on M&A, including the ability to enter into definitive agreements and consummate the proposed transaction described herein, the structure of the proposed transaction, including with respect to the operations of the RockawayX asset management business lines, execution on market size and growth opportunities, new lines of business and revenue generation, regulatory conditions, competitive position and the interest of other entities in similar business strategies, technological and market trends, future financial conditions and performance and the expected financial impacts of the proposed actions described herein. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the proposed actions described herein may not be completed in a timely manner or at all, or on terms that will prove beneficial to Solmate and its shareholders; failure to realize the anticipated benefits of the actions and the digital asset treasury strategy and flywheel model; changes in business, market, financial, political and regulatory conditions; risks relating to Solmate’s operations and business, including the highly volatile nature of the price of Solana and other cryptocurrencies; the risk that the price of Solmate’s securities may be highly correlated to the price of the digital assets that it holds; risks related to increased competition in the industries and markets in which Solmate does and will operate (including the applicable digital assets market); risks relating to significant legal, commercial, regulatory and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, risks related to the integration and operation of RockawayX; as well as those risks and uncertainties identified in Solmate’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and Solmate undertakes no obligation to update or revise any of these statements. The non-binding term sheet entered into between Solmate and RockawayX outlines the proposed framework for the transaction but is subject to the completion of satisfactory due diligence, the completion of a definitive, binding acquisition agreement, as well as any required regulatory and shareholder approvals, which may not ultimately occur. As such, there can be no assurance that a final transaction will be completed.

MEDIA CONTACT

Solmate@ICRinc.com

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